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FOR IMMEDIATE RELEASE            Contact - Guy T. Marcus
February 24, 1995                Vice President-Inv. Rel.
                                 (214) 978-2691

         HALLIBURTON SIGNS JOINT VENTURE AGREEMENT
      WITH CHINESE PETROLEUM BUREAU OF PRESIDENTIAL MISSION

     DALLAS, Texas -- Halliburton Company's (NYSE-HAL) Halliburton Energy Services business segment today signed an exclusive joint venture agreement with the Liaohe Petroleum Exploration Bureau for the manufacture and sale of flow measurement equipment. The agreement was signed in Beijing, China as part of a presidential business development mission led by U.S. Secretary of Energy, Hazel O'Leary.

     The joint venture, owned 51% by Halliburton and 49% by the Liaohe Petroleum Bureau, will produce and sell high technology turbine flow meters and flow measurement products for oilfield service applications in China and throughout the world. The ten-year venture is projected to generate revenues of $40 million.

     The Liaohe Petroleum Bureau will build the required liquid and gas meter calibration systems according to Halliburton specifications. Halliburton will transfer technology and provide technical training to the joint venture in the areas of manufacturing and assembly, calibration, product sales and marketing, and flow measurement operations.
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     Halliburton, the largest U.S. based oilfield service
company, signed the cooperative agreement as part of the presidential mission on sustainable energy and trade to China led by U.S. Secretary of Energy, Hazel O'Leary. According to Secretary O'Leary, "The Halliburton/Liaohe agreement is a strong indication of the new climate that is being created between the U.S. and China for commercial partnerships in sustainable energy technology. The Chinese energy sector offers tremendous opportunities for American-based firms to participate as partners in this expanding energy market while helping create supporting jobs in the United States."

     Dale Jones, President of Halliburton Company, is accompanying Secretary O'Leary on the mission along with several other key energy industry executives. Jones said that Halliburton has had a strong relationship with the Chinese for many years, highlighted by the formation in 1993 of a joint service company with the Chinese National Petroleum Company
(CNPC) to supply a wide range of products and services to the oil and gas industry in China.

     The Liaohe Province contains the third largest producing oil and gas field in China generating approximately 14 million tons of oil and 1.7 billion cubic meters of gas annually. Founded in 1967, the Liaohe Petroleum Bureau employs about 117,000 people.
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     Halliburton Company is one of the world's largest
diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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